SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                              Generandes Peru, S.A.
                        (Name of foreign utility company)



                           Southern Cone Power Limited
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)





               The Commission is requested to mail copies of all
                Communications relating to this Notification to:


Southern Cone Power Limited                  Clifford Chance Rogers & Wells LLP
P.O. Box 309, Ugland House                   The William P. Rogers Building
South Church Street                          2001 K Street, NW
Georgetown, Grand Cayman                     Washington, DC  20006-1001
Cayman Islands, BWI                          Attention:  Ashley Meise
Attention:  Andrew Aldridge


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     Southern Cone Power Limited ("SCP"),  a company  incorporated in the Cayman
Islands, hereby notifies the Securities and Exchange Commission that Generandes Peru, S.A. ("Generandes"), in which SCP intends to acquire an ownership interest on or shortly after March 21, 2002, is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Generandes Peru, S.A.
          Avenida Victor Andres Belaunde
          147 piso 7
          San Isidro
          Lima 27
          Peru

     Generandes claims status as a FUCO by virtue of its ownership interest in Edegel S.A.A. ("Edegel"), a FUCO under the Act. Edegel owns and operates seven hydroelectric generating stations (with an aggregate installed capacity of 753 megawatts ("MW")), one 281 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. The total installed generating capacity of Edegel is 1,035 MW. Edegel also owns and operates 400 kilometers of 220 kV transmission lines and 305 kilometers of 60 kV transmission lines. SCP intends to own a 38.13% interest in Generandes through its subsidiary, Entergy Power Peru S.A., a FUCO under the Act.

     To SCP's knowledge, the following persons (other than SCP's proposed ownership interest) own a 5% or more voting interest in Generandes: Compania Electrica Cono Sur S.A. (59.63%).

Item 2. Domestic Associate Public-Utility Companies of Generandes and their Relationship to Generandes.

     After the proposed acquisition, there will be no domestic associate "public-utility companies" of Generandes within the meaning of the Act.

EXHIBIT A. State Certification.

     Not applicable.

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                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By:      /s/ Andrew Aldridge




Dated:  March 21, 2002



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